SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2005

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	February 24, 2005 at 7.30 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso proceeds with Papeteries de France acquisition

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso and International Paper have signed a definitive agreement concerning Stora Enso’s previously announced acquisition of the French paper merchant Papeteries de France (PdF) from International Paper. The transaction is expected to be closed at the end of March 2005, subject to formal processes and approval by regulatory authorities. The debt free transaction value is estimated to EUR 18 million.

PdF will become part of the Stora Enso Merchants division, Papyrus. The acquisition is a further step in strengthening the Papyrus presence in France and Western Europe.

Following the acquisition, Papyrus will become the second-biggest paper merchant in France, with annual sales of about EUR 260 million and 345 employees. The annual sales volume in France is some 260 000 tonnes of fine paper.

“As a customer interface for the Group, our merchant business Papyrus is an important component of Stora Enso’s value chain and takes us one step closer to the customer. Papyrus provides us vital insight into the customer’s business and helps us better understand the end-users’ needs,” says Kai Korhonen, Senior Executive Vice President, Stora Enso Paper.

“Papyrus’s strategy is to be a leading player in the markets and segments where it operates. This acquisition will clearly help us achieve this objective in France and therefore Western Europe. We believe that by creating a stronger position we can serve our customers better and generate improved financial returns,” says Mats Nordlander, President of Papyrus.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

Papyrus is a wholly-owned paper merchanting subsidiary of Stora Enso with annual sales in 2004 of EUR 640 million. Papyrus holds a leading position in the Nordic countries and a strong market position in Western Europe. Papyrus currently has a presence in thirteen European markets, including operations in France with net sales in 2004 of some EUR 100 million and about 135 employees.

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.4 billion in 2004. The Group has some 45 000 employees in more than 40 countries in five continents and about 16.4 million tonnes of paper and board annual production capacity and 7.7 million m3 of sawn wood products, including 3.2 million m3 of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2005	STORA ENSO CORPORATION

	By:	/s/ Esko Mäkeläinen
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel